UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

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                                                           SEC FILE NUMBER
                                                             000-25663
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                                                            CUSIP NUMBER
                                                              904027109
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended: December 31, 2002

               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

ULTRASTRIP SYSTEMS, INC.
_______________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable

3515 S.E. LIONEL TERRACE
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

STUART, FLORIDA 34997
________________________________________________________________________________
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a) The reason described in reasonable detail in Part III of this
       |     form could not be eliminated without unreasonable effort or
       |     expense
       | (b) The subject annual report,  semi-annual report, transition report
       |     on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
       |     thereof, will be filed on or before the fifteenth calendar day
   [X] |     following the prescribed due date; or the subject quarterly
       |     report or transition report on Form 10-Q, or portion thereof will
       |     be filed on or before the fifth calendar day following the
       |     prescribed due date; and
       | (c) The accountant's statement or other exhibit required by Rule
       |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed.)

The 2002 audit has not been completed because the Company has encountered delays in connection with the preparation of its amended quarterly reports for periods in 2001, as well as its quarterly reports for 2002. These delays have contributed to a delay in the commencement of the 2002 audit. The Company filed its 2001 amended quarterly reports on March 26, 2003, expects to file its 2002 quarterly reports within the next ten days, and expects to file its 2002 annual report on Form 10-KSB within the next fifteen days.


SEC 1344 (02-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        SCOTT R. BARATTA                         772           287-4846 X 106
    ---------------------------------------- ----------- -----------------------
                      (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [_] Yes  [X] No


As stated above, the Company filed its 2001 amended quarterly reports on
March 26, 2003 and expects to file its 2002 quarterly reports within the next ten days.
     ___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [_] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In 2001, the Company reported a net loss of $5.6 million, as it emerged from its developmental stage and incurred significant marketing, administrative, and other costs relating to the launching of its products. In 2002, the Company's revenues were more than 60% higher than those in 2001, while selling, general, and administrative expenses [excluding non- cash compensation (benefit) expense] decreased by more than 20% from the prior year. For these reasons, the Company anticipates that the 2002 net loss will be approximately $3.1 million, a significant decrease in the amount of losses as compared to 2001.

================================================================================

                                ULTRASTRIP SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  APRIL 1, 2003                 By /s/ ROBERT O. BARATTA
    -------------------               ------------------------------------------
                                           Robert O. Baratta
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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